Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

August 31, 2018

Re:          Horizons ETF Trust I (the “Registrant”)

Request to Withdraw Registration Statement on Form N-1A (File Nos. 811-22732 and 333-183155)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, a filing, petaining to Horizons AI Digital Asset ETF, that was labeled as Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A (Accession No. 0000891092-17-008427) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 22, 2017, but the Registrant has declined to pursue this offering. The Registrant confirms that no securities were sold in connection with the offering.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

By:	/s/ Bibb L. Strench
Bibb L. Strench